

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via Email
Greg Collett
Authorized Representative
WGC USA Asset Management Company, LLC
510 Madison Avenue, 9th Floor
New York, New York 10022

Re: The Global Currency Gold Trust
Draft Registration Statement on Form S-1
Submitted August 29, 2014
CIK No. 0001618181

Dear Mr. Collett:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

2. We note that you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us with your fact sheet to the extent applicable and available.

4. Please complete all blanks in your next amendment. We may have further comment.

Trust Objective, page 3

5. We note your disclosure in the last sentence of the first paragraph, as well as your related disclosure on page 33. Please provide support for your assertion that, during periods of market stress, had this index been in existence, it would have performed better than an investment in gold in U.S. dollar terms. Please also explain in greater detail why that is the case.

6. Please add disclosure regarding the quality of physical gold that you intend to hold.

7. Please add disclosure, if applicable, regarding any conflicts of interest between any of your service providers.

8. Please add disclosure regarding the costs of warehousing.

Risk Factors, page 9

9. Please add risk factor disclosure regarding the lack of diversification of warehouse locations for the physical gold. We note your related disclosure on page 55.

10. Please include a risk factor that quantifies the amount of trading income or profits required for the value of a share at the end of the first year to equal the initial selling price.

11. We note your risk factor at the bottom of page 14. Please clarify what would ultimately happen to the fund in this event, including whether it would be terminated.

Objective of the Fund, page 33

12.   We note your disclosure on page 34 that the Index is based, in part, on the afternoon Gold fixing price, and we also note your disclosure on pages 34-35 regarding the spot rate of the reference currencies. Please add disclosure regarding the relationship between performance of the ETF and spot price performance for both gold and the reference currencies.

Description of the Custody Agreements, page 56

13.   Please add more detail regarding the controls in place to ensure the physical gold is safe, including whether any party has optional inspection rights. Please disclose who is involved in verifying the disclosure of the amount of the physical commodity held by the fund.

The Gold FX Delivery Provider and the Gold FX Delivery Agreement, page 59

14.   Please tell us with your next amendment the percentage of the Fund's assets that will be used to trade commodity interests. Please also provide us with an analysis as to why you believe the Gold FX Delivery Agreement may come within the CEA's swap definition, and if it is considered a swap, how it would be subject to the jurisdiction of the CFTC and how this would impact the Fund.

15.   We note your disclosure in the fourth paragraph. Please provide a hypothetical example of this using numerical values and based on historical data, assuming both that gold value increased in relation to the reference currencies and decreased in value in relation to the reference currencies.

16.   Please disclose how and what amount the Gold FX Delivery Provider would be compensated.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

17.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

18.   We note that the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

General

 If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

 Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

 You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at 202-551-3402 or me at 202-551-3404 with any other questions.

        Sincerely,

        /s/ Kristina Aberg

        Kristina Aberg
        Attorney-Adviser